June 6, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CAI International, Inc.
Registration Statement on Form S-3
Filed April 29, 2014
File No. 333-195557

Dear Mr. Ingram:

CAI International, Inc. (the “Company”) submits this response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 21, 2014 relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). For convenience, the Staff’s comment is set forth below followed by the Company’s response. The Company has revised the Registration Statement in response to the Staff’s comment and is filing concurrently with this letter an Amendment No. 1 to the Registration Statement (the “Amendment”) that reflects these revisions.

Cover Page of the Registration Statement

1.	In footnote 2 to the calculation of registration fee table you state that you may sell any securities registered under this registration statement as units with other securities registered under this registration statement. On page 4 and page 30 you state that you may issue warrants together with other securities. If you intend to register the offer and sale of units, please revise your registration throughout, and have counsel provide an opinion regarding the legality of the units.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to register the offer and sale of units as set forth in the Amendment. The Amendment also includes a revised opinion from counsel regarding the legality of the units.

* * * *

In connection with responding to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein or in the Amendment, please telephone me at (415) 788-0100. Thank you again for your time and consideration.

Respectfully submitted,

CAI INTERNATIONAL, INC.

By: /s/ Victor M. Garcia

Name: Victor M. Garcia

Title: President and Chief Executive Officer